RADICA GAMES LIMITED

          THE UNITS OF SALES BY EACH CATEGORY OF PRODUCTS - (UNAUDITED)

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
                                                 Quarter ended
                  --------------------------------------------------------------------------------
                  September 30, 1998      June 30, 1998       March 31, 1998     December 31, 1997
                  ------------------      -------------       --------------     -----------------
Product Lines           Units Sold          Units Sold         Units Sold            Units Sold
-------------           ----------          ----------         ----------            ----------
Sports games               417,989             288,526             89,692               214,663
Heritage games             344,085             205,346            172,147               341,185
Fishing games            1,523,912           1,284,959          1,326,676             1,812,746
Combat games               176,009             101,942             57,869               154,122
Casino games
 -- Tabletop                63,123              42,114             36,983                41,292
 -- Handheld               843,004             551,794            799,303               759,990
Extreme games              162,524             177,415              8,908                     -
ODM products             2,180,411             971,904            908,100             1,037,058
                        ----------          ----------         ----------            ----------
Total                    5,711,057           3,624,000          3,399,678             4,361,056
                        ==========          ==========         ==========            ==========
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